NEWS RELEASE

Celevoke, Inc., a Current Technology Operating Company, Hires Vice-president of Latin American Operations

VANCOUVER, British Columbia and NEW YORK, NY – February 28, 2008 – Current Technology Corporation (OTCBB: CRTCF) and MSGI Security Solutions Inc. (OTCBB: MSGI) today announced the hiring by Current Technology’s 51% owned subsidiary Celevoke, Inc. (“Celevoke”) of Michael A. Unger, Vice-president of Latin American Operations. Mr. Unger is a seasoned sales and marketing executive, with decades of international experience in security systems and consumer electronics. Fluent in both Spanish and French, he has spent the last several years living and working in Mexico. Amongst other positions, Mr. Unger has served as Vice-president International Sales, Clifford Electronics/Avital Technologies, during which time the company was responsible for the security and protection of over 300,000 vehicles. More recently he was Senior Vice-president Sales, Ituran, Inc., responsible for developing the infrastructure for a private radio frequency vehicle tracking and location system. During his career, he has negotiated exclusive contracts with North American automobile manufacturers, insurance companies and multi-national retailers including Wal-Mart.

Chuck Allen, CEO of Celevoke commented, “As previously stated, we have numerous ongoing initiatives in the United States, Mexico, Brazil and many other countries around the world. While we are particularly focused on certain stellar opportunities with marquee clients in the United States, which will be the subject of further news releases in the near term, we are mindful of significant opportunities that exist in Mexico and Brazil, as a result of government legislation mandating on board security systems in the automotive sector. Therefore, we are pleased Mr. Unger has joined our team. We believe he will make a significant contribution to our ongoing initiatives in Latin America.”

Celevoke’s Michael Unger stated, “The market for Telematics is set to explode, and I believe Celevoke’s proprietary technology will rapidly become the benchmark by which other such systems are measured. I am confident of my ability to deliver both top and bottom line results in Latin America, and can’t wait to get started.”

Current Technology CEO Robert Kramer said, “Celevoke is appropriately funded, and is adding the manpower required to execute its business plan. A number of key hires will be announced this Quarter, not only in the sales and marketing area, but also on the technology side, with particular focus on the Network Operating Center, located in California’s Silicon Valley. Latin America is ripe for development, and we welcome Mr. Unger to Celevoke.”

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:
CORPORATE:
Current Technology Corporation
Robert Kramer, 1-800-661-4247
or
MSGI Security Solutions
Jeremy Barbera, 1-917-339-7134
or
INVESTOR RELATIONS:
Polestar Communications
Richard Hannon, 1-866-858-4100

or
PiedmontIR, LLC
R. Keith Fetter, 678-455-6049